SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)1

ETHYL CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

297659-60-9

(CUSIP NUMBER)

Check the following box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

[1] The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP NO. 297659-60-9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

Floyd D. Gottwald, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	Yes	(a)	☐
No	(b)	☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION*

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

916,547

6	SHARED VOTING POWER

105,466

7	SOLE DISPOSITIVE POWER

916,547

8	SHARED DISPOSITIVE POWER

105,466

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,022,013

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☒

          53,720 shares held by foundation; 1,041,096 shares owned by adult sons (including shares as to which the adult sons have shared dispositive and voting power) and 42,062 shares held in the estate of his wife

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.38%

12	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 2 of 6 Pages

Item 1(a)	Name of Issuer:

ETHYL CORPORATION

Item 1(b)	Address of Issuer’s Principal Executive Offices:

330 South Fourth Street, Richmond, Virginia 23219

Item 2(a)	Name of Persons Filing:

Floyd D. Gottwald, Jr.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

330 South Fourth Street, Richmond, Virginia 23219

Item 2(c)	Citizenship:

U.S.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

297659-60-9

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

Not applicable

Item 4	Ownership:

	(a)	Amount Beneficially Owned* 1,075,733 shares

	(b)	Percent of Class: 6.45%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote -	916,547

		(ii)	shared power to vote or to direct the vote -	159,186 (1)

		(iii)	sole power to dispose or to direct the disposition of -	916,547

		(iv)	shared power to dispose or to direct the disposition of -	159,186 (1)

Page 3 of 6 Pages

*     This amount does not include an aggregate of 1,041,095 (6.24%) shares of common stock, $.01 par value (“Common Stock”), of Ethyl Corporation (“Issuer”) beneficially owned by the adult sons of Floyd D. Gottwald, Jr.  Floyd D. Gottwald, Jr. and his adult sons have no agreement with respect to the acquisition, retention, disposition or voting of the Issuer’s Common Stock.  This amount does not include 42,062 shares of Common Stock held by the estate of Floyd D. Gottwald, Jr.’s wife.  The filing of this statement on Schedule 13G shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Floyd D. Gottwald, Jr. is the beneficial owner of 53,720 shares described in Items 4(c)(ii) and (iv).  See Item 6 below.  The share amounts reported in this Schedule 13G  reflect the 1 for 5 reverse stock split effected on July 1, 2002.

(1)

This amount includes 53,720 shares owned by a charitable foundation for which Floyd D. Gottwald, Jr. serves as one of the directors.  Floyd D. Gottwald, Jr. disclaims any beneficial interest in any shares held in the foundation.  This amount also includes shares held in certain trust relationships as to which Floyd D. Gottwald, Jr. disclaims beneficial ownership.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all 105,466 of the shares described in Items 4(c)(ii) and (iv).  However, none of such persons’ individual

Page 4 of 6 Pages

interest relates to more than five percent of the class of securities for which this statement on Schedule 13G is filed.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Floyd D. Gottwald, Jr.

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

Not Applicable

Page 5 of 6 Pages

Signature

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement on Schedule 13G is true, complete and correct.

Dated:  February  14, 2002

/s/ FLOYD D. GOTTWALD, JR.

Floyd D. Gottwald, Jr.

Page 6 of 6 Pages